                                                                    EXHIBIT 13.3

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                   FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.

[_] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO ______________.

                           FDIC Certificate No. 35283

                                 Centennial Bank

         North Carolina                                     56-2109384
     State of Incorporation                       Employer Identification Number

                             185 West Morganton Road
                            Southern Pines, NC 28387

                            Telephone: (910) 693-3336

                            -------------------------


Securities registered under Section 12(b) of the Act: None.

Securities registered under Section 12(g) of the Act: Common Stock, $3.50 par value.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [_]

Check if no disclosure of delinquent filers in response to Item 405 of Regulation S-K is contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.
[X]

Revenues for the fiscal year ended December 31, 2002, were $4.3 million.

The aggregate market value of the voting stock held by non-affiliates of the Registrant at March 1, 2003, was approximately $5.9 million. There were 872,861 shares of Common Stock outstanding at March 1, 2003.

                                     PART I

Item 1 -- Description of business

     Corporate history. Centennial Bank (the "Bank") is a North Carolina-chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits. The Bank is not a member of the Federal Reserve System. The Bank was incorporated on December 30, 1999, and began operations on January 24, 2000. On March 12, 2003, the Bank entered into an agreement to be merged into Crescent State Bank, a subsidiary of Crescent Financial Corporation, Cary, North Carolina (the "Merger Agreement"). The Merger Agreement, which has been approved by the directors of both companies, is subject to approval by federal and state banking authorities and the shareholders of both companies. It is anticipated that the transaction will be completed by the fourth quarter of 2003. At December 31, 2002, the Bank had total assets of $58.4 million, total deposits of $50 million, and shareholders' equity of $5.4 million.

     Business of the Bank. The primary purpose of the Bank is to serve the banking needs of individuals and businesses in Moore County, with all decisions and product offerings to be in the best interest of its customers while providing an acceptable return for the shareholders of the Bank. The Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage, and personal loans; safe deposit boxes; and other associated services. The Bank uses the most current technology to satisfy the banking needs of its customers.

     Market area and competition. The Bank's market area consists of a ten-mile radius around Southern Pines, North Carolina, which includes the southern part of Moore County. The market area is located in the central Piedmont region of North Carolina. In 2001, Moore County had an estimated population of approximately 77,163. The population is expected to grow annually by 15.4% through the year 2008. Moore County is a retirement destination, ranking fourth in the state in the percent of elderly population. The largest city in Moore County is Southern Pines.

     Moore County's economy is well diversified. It has the sixth highest per-capita income in North Carolina. Median family income in 2001 was estimated at $41,240 and almost 50% of the population has a family income in excess of $50,000. It has a labor force of over 30,000. Tourism is a significant part of the economy. The County boasts over 40 golf courses. Retail sales in fiscal year 1999-2000 exceeded $942 million. The major employment sectors were sales (23.1%), services (16.8%), manufacturing (16.7%), government (13.9%), and construction (12.2%).

     Commercial banking in North Carolina is extremely competitive due to state laws that allow statewide branching. As of June 30, 2002, there were 36 branches in Moore County operated by eleven commercial banks, including the Bank. On that date, approximately $1.15 billion in deposits were located in Moore County, and deposits of the Bank were $50.2 million. Thus the Bank has significant competition in its market for deposits and loans from other depository institutions. Many of its competitors have substantially greater resources, broader geographic markets, and higher lending limits than the Bank and offer some services the Bank does not provide.

     The Bank competes not only with financial institutions based in North Carolina, but also with out-of-state banks and bank holding companies, and other out-of-state financial institutions that have an established market presence in both the state as a whole and in Moore County. Many of the financial institutions operating in North Carolina are engaged in local, regional, national, and international operations, and they have more assets and personnel than the Bank. The Bank competes with the major super-regional bank holding companies. Because of their greater resources, those institutions are able to perform certain functions for their customers, including trust and investment banking services, that the Bank is not equipped to offer.

     Additionally, with the elimination of restrictions on interstate banking, the Bank may be required to compete with out-of-state financial institutions not presently in its market area. The Bank also competes with credit unions, insurance companies, money market mutual funds, and other financial institutions, some of which are not subject to the same degree of regulation and restrictions as the Bank, in attracting deposits and making loans.

     The Bank intends to continue to serve the financial needs of consumers and small-to-medium size businesses located primarily in southern Moore County. The lending efforts are focused on making quality consumer loans, commercial loans to small to medium sized businesses, construction and development loans and home equity loans. Loan originations are accomplished through a marketing and officer call program. The Bank offers a full range of deposit products to include checking and savings accounts, money market accounts and certificates of deposit. The

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Bank will rely on offering competitive interest rates and unmatched customer service to accomplish its deposit objectives.

     The Bank strives to offer its products and services in a manner that meets the customer's expectations. For those customers who prefer to do their banking in a very hands-on, face-to-face manner, the Bank offers exceptional personal service. Customers who want to do their banking when and where they choose are able to utilize the Bank's debit card program, telephone banking products and a full range of internet-based banking options.

     Supervision and Regulation. The Bank is extensively regulated under both federal and state law by various state and federal governmental agencies, such as the North Carolina Banking Commission (the "Commission") through the North Carolina Commissioner of Banks (the "Commissioner"), and the FDIC. The rates of interest payable on deposits and chargeable on loans are affected by governmental regulation and fiscal policy as well as by national, state and local economic conditions. Changes in governmental economic and monetary policies may affect the ability of the Bank to attract deposits and make loans. Its operations are also affected by changes in state and federal law, regulatory policies and governmental monetary and fiscal policies, any of which could have a detrimental effect on profitability.

     The Bank is subject to examination and supervision by the FDIC and the Commission. The FDIC monitors the Bank's compliance with several federal statutes such as the Community Reinvestment Act of 1977 and the Interlocks Act. The FDIC has broad enforcement authority to prevent the continuance or development of unsound and unsafe banking practices, including the issuance of cease-and-desist orders and the removal of officers and directors. The FDIC must approve the establishment of branch offices, conversions, mergers, assumption of deposit liabilities between insured banks and uninsured banks or institutions, and the acquisition or establishment of certain subsidiary corporations. The FDIC can prevent capital or surplus diminution in such transactions where the deposit accounts of the resulting, continuing or assumed bank are insured by the FDIC.

     The Bank is subject to capital requirements and limits on activities established by the FDIC. Under the capital regulations, the Bank generally is required to maintain Tier 1 risk-based capital, as such term is defined therein, of 4.0% and total risk-based capital, as such term is defined therein, of 8.0%. In addition, the Bank is required to provide a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3%, plus an additional cushion of 1% to 2% if the Bank has less than the highest regulatory rating. The Bank is not permitted to engage in any activity not permitted for a national bank unless (i) it is in compliance with its capital requirements and (ii) the FDIC determines that the activity would not pose a risk to the deposit insurance fund. With certain exceptions, the Bank also is not permitted to acquire equity investments of a type, or in an amount, not permitted for a national bank.

     Federal banking law requires the federal banking agencies to take "prompt corrective action" in respect of insured depository institutions that do not meet minimum capital requirements. There are five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized." and "critically undercapitalized," as defined by regulations promulgated by the FDIC and the other federal depository institution regulatory agencies. A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is below such measures, and critically undercapitalized if it fails to meet any critical capital level set forth in the regulations. The critical capital level must be a level of tangible equity capital equal to not more then 65% of the minimum leverage ratio prescribed by regulation. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     The Bank is required to pay deposit insurance assessments set by the FDIC. Under the current assessment rate schedule, the Bank's assessment will range from no assessment to 0.27% of the Bank's average deposits base, with the exact assessment determined by the Bank's capital and the FDIC's supervisory opinion of its operations. Only the strongest banks are not required to pay an assessment. The insurance assessment rate may change periodically. Changes in the assessment rate may have a material effect on the Bank's operating results. The FDIC has the authority to terminate deposit insurance.

     Bank earnings are affected significantly by the policies of the Board of Governors of the Federal Reserve System ("Federal Reserve Board"), a federal agency that regulates the money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

     The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

     Pursuant to regulations of the Federal Reserve, the bank must maintain average daily reserves against its transaction accounts. No reserves are required to be maintained on the first $5.7 million of transaction accounts, but reserves equal to 3.0% must be maintained on the aggregate balances of those accounts between $5.7 million and $41.8 million, and reserves equal to 10.0% plus $1.2 million must be maintained on aggregate balances in excess of $41.8 million. These percentages are subject to adjustment by the Federal Reserve. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. As of December 31, 2002, the bank met its reserve requirements.

     Under the Community Reinvestment Act ("CRA"), as implemented by regulations of the federal bank regulatory agencies, an insured bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for banks, nor does it limit a bank's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the federal bank regulatory agencies, in connection with their examination of insured banks, to assess the banks' records of meeting the credit needs of their communities, using the ratings of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance," and to take that record into account in its evaluation of certain applications by those banks. All banks are required to make public disclosure of their CRA performance ratings. The bank received a "satisfactory" rating in its most recent CRA examination.

     Effective March 11, 2000, various provisions of the Gramm-Leach-Biley Act ("GLB Act") eliminated many of the federal and state restrictions on affiliations between banking institutions and securities firms, insurance companies and other financial service providers. Elimination of these barriers may significantly increase competition in the banking industry. Federal law provides for nationwide interstate banking and branching, subject to certain aging and deposit concentration limits that may be imposed under applicable state laws. Applicable North Carolina statutes permit regulatory authorities to approve de novo branching in North Carolina by institutions located in states that would permit North Carolina institutions to branch on a de novo basis into those states. Federal regulations prohibit an out-of-state bank from using interstate branching authority primarily for the purpose of deposit production. These regulations include guidelines to insure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the host state communities served by the out-of-state bank.

     As a North Carolina-chartered bank, the Bank is also subject to extensive supervision and regulation by the Commissioner. The Commissioner enforces state laws that set specific requirements for bank capital, the payment of dividends, loans to officers and directors, record keeping, and types and amounts of loans and investments made by commercial banks. Among other things, the approval of the Commissioner is generally required before a North Carolina-chartered commercial bank may establish branch offices. North Carolina banking law requires that any merger, liquidation or sale of substantially all of the assets of the Bank must be approved by the Commissioner and the holders of two thirds of the Bank's outstanding common stock.

     North Carolina banking laws provide that no person may directly or indirectly purchase or acquire voting stock of the Bank that would result in the change in control of the Bank unless the Commissioner has approved the acquisition. A person will be deemed to have acquired "control" of the Bank if that person directly or indirectly (i) owns, controls or has power to vote 10% or more of the voting stock of the Bank, or (ii) otherwise possesses the power to direct or cause the direction of the management and policy of the Bank.

     In its lending activities, the Bank is subject to North Carolina usury laws which generally limit or restrict the rates of interest, fees and charges and other terms and conditions in connection with various types of loans.

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     North Carolina banking law requires that bank holding companies register with the Commissioner. The Commissioner must also approve any acquisition of control of a state-chartered bank by a bank holding company. The Board of Directors does not currently intend to create a bank holding company for the Bank.

     The Bank cannot predict what new legislation might be enacted or what regulations might be adopted or amended, or if enacted, adopted or amended, their effect on its operations. Any change in applicable law or regulation may have a material effect on its business.

Number of Employees

     At December 31, 2002, the Bank had 17 full-time and 3 part-time employees.

Item 2 -- Description of Property

     The Bank leases facilities in Southern Pines for its headquarters at 185 West Morganton Road. The headquarters lease is a long-term lease. Pending the completion of a permanent office in Olmsted Village West, the Bank also operates a branch office in Pinehurst at 235 Olmsted Boulevard in a leased modular unit on leased land. The temporary branch office ground lease and the modular unit are both on month-to-month leases. The permanent office, when completed, will also be leased. It is anticipated that the permanent office will open in July 2003. The banking offices are conveniently located within easy and short access to main thoroughfares and business and residential areas, and have adequate parking space and drive-in banking facilities. The Bank also leases an operations center in Pinehurst on a month-to-month basis. See Notes F and G to the financial statements for further information.

Item 3 -- Legal Proceedings

     Other than litigation in the normal course of business, the Bank is not aware of any material legal proceedings to which it is a party or of which any of its properties is subject.

Item 4 -- Submission of Matters to a Vote of Security Holders

     No matters were submitted to the shareholders of the Bank during the fourth quarter of 2002.

                                     PART II

Item 5 -- Market for Common Equity and Related Stockholder Matters

     No Market for the Common Stock of the Bank. There is no established public trading market in the common stock. The common stock trades thinly, primarily in privately negotiated transactions. As of March 1, 2003, the Bank had approximately 600 shareholders of record.

     Restrictions on cash dividends. The payment of cash dividends for the first three years of operations of a bank is generally prohibited by the Commissioner and the FDIC. Subject to such restrictions, there can be no assurances when the Bank will be in a position to pay cash dividends on its Common Stock. The Board of Directors anticipates that all or substantially all of the Bank's earnings in the foreseeable future will be required for development of the business. The payment of future cash dividends will be determined by the Board of Directors and is dependent upon the Bank's earnings, financial condition, business projections, and other pertinent factors. In addition, North Carolina banking law allows the payment of dividends only out of retained earnings and prohibits the payment of cash dividends if the Bank's surplus is less than 50% of its paid-in capital. Also, under federal banking law, no cash dividend may be paid if the Bank is undercapitalized or insolvent or if payment of the cash dividend would render the Bank undercapitalized or insolvent, and no cash dividend may be paid by the Bank if it is in default of any deposit insurance assessment due to the FDIC. Subject to these same restrictions on the effect on capital, the payment of stock dividends will be considered by the Board of Directors when it is deemed prudent to do so.

Item 6 -- Management's Discussion and Analysis or Plan of Operation

                    [Disclosure begins on the following page]

                                 Centennial Bank
                  Selected Financial Information and Other Data

                                                                         At or for the Years
                                                                          Ended December 31,
                                                                      -------------------------
                                                                         2002           2001
                                                                      ----------     ----------
                                                                        (Dollars in thousands,
                                                                        except per share data)
Operating Data:
   Total interest income                                              $    3,787     $    3,097
   Total interest expense                                                  1,508          1,875
                                                                      ----------     ----------
   Net interest income                                                     2,279          1,222
   Provision for loan losses                                                 390            238
                                                                      ----------     ----------
   Net interest income after provision for loan losses                     1,889            984
   Total non-interest income                                                 520            235
   Total non-interest expense                                              2,265          2,053
                                                                      ----------     ----------
   Net income (loss)                                                  $      144     $     (834)
                                                                      ==========     ==========

Per Share Data/(1)/:
   Earnings per share - basic and diluted                             $     0.16     $    (0.96)
   Book value                                                               6.13           5.95

Selected Year-End Balance Sheet Data:
   Loans                                                              $   51,508     $   43,906
   Allowance for loan losses                                                 672            612
   Other earning assets                                                    4,268          7,805
   Total assets                                                           58,393         52,979
   Deposits                                                               49,958         42,157
   Borrowings                                                              2,747          5,250
   Stockholders' equity                                                    5,353          5,196

Selected Average Balances:
   Total assets                                                       $   58,323     $   43,783
   Loans                                                                  50,132         31,373
   Total interest-earning assets                                          56,500         41,929
   Total interest-bearing deposits                                        46,588         34,250
   Total interest-bearing liabilities                                     50,021         36,477
   Stockholders' equity                                                    5,238          5,597

Selected Performance Ratios:
   Return on average assets                                                 0.25%         (1.90)%
   Return on average equity                                                 2.75%        (14.90)%
   Net interest margin                                                      4.03%          2.92%
   Non-interest expense to average assets                                   3.88%          4.69%

Asset Quality Ratios:
   Allowance for loan losses to period-end loans                            1.30%          1.39%
   Net loan charge-offs to average loans                                    0.66%          0.00%

Capital Ratios:
   Total risk-based capital ratio                                          12.20%         13.80%
   Tier 1 risk-based capital ratio                                         10.95%         12.54%
   Leverage ratio                                                           8.62%         10.02%
   Equity to assets                                                         9.17%          9.81%
   Average equity to average assets                                         8.98%         12.78%

/(1)/ Adjusted to reflect the dilutive effect of the five-for-four stock split effected in the form of a 25% stock dividend in 2002.

The following discussion and analysis is presented to assist readers in the understanding and evaluation of the financial condition and results of operations of Centennial Bank ("Centennial" or the "Bank"). It should be read in conjunction with the audited financial statements and accompanying notes included in this report and the supplemental financial data appearing throughout this discussion and analysis.

                         GENERAL DESCRIPTION OF BUSINESS

Centennial Bank (the "Bank") was incorporated on December 30, 1999 and began operations on January 24, 2000. The Bank is a community and customer oriented North Carolina-chartered commercial bank headquartered in Southern Pines, North Carolina. The Bank has two full service offices located in Southern Pines and Pinehurst, North Carolina. The Bank conducts most of its business in Moore County, North Carolina. The Bank operates under the laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank undergoes periodic examinations by those regulatory authorities.

Through its full service branches, the Bank provides a wide range of deposit products, including interest bearing and non-interest bearing checking accounts, "Money Market Rate" accounts and certificates of deposit, and invests these funds in secured and unsecured commercial loans, commercial real estate loans, consumer loans and loans secured by single-family residential homes. The Bank's profitability depends primarily on net interest income, which is the difference between the income received on loan and investment securities portfolios and the cost of funds, which consists of the interest paid on deposits and borrowed funds. The Bank also earns income from fees and service charges related to our loans and deposits and mortgage banking fees.

                         LIQUIDITY AND CAPITAL RESOURCES

Liquidity is the ability to maintain cash flows adequate to fund operations and meet obligations and other commitments on a timely and cost-effective basis. Liquidity is provided by the ability to attract deposits, flexible repricing schedules in the loan portfolio, a strong capital base and the ability to use alternative funding sources that complement normal sources. Management's asset-liability policy is to maximize net interest income while continuing to provide adequate liquidity to meet continuing loan demand and deposit withdrawal requirements and to service normal operating expenses.

Our primary source of funds is deposits and principal and interest payments on loans. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and local and national competition. If additional funding sources are needed, the Bank has access to federal funds lines at correspondent banks. In addition to this source, the Bank is a member of the Federal Home Loan Bank ("FHLB") System, which provides access to FHLB lending sources. At December 31, 2002, the Bank had an available FHLB line of credit of $7.2 million with outstanding advances against that line aggregating $2.0 million.

The Bank's primary investing activities have been the origination of loans and the purchase of investment securities, primarily mortgage-backed securities. As a result of the Bank's strong loan demand, loan growth exceeded the rate of deposit growth. The Bank has relied heavily on time deposits as a source of funds. At December 31, 2002, time deposits represented 64% of the Bank's total deposits. While these deposits are generally considered rate sensitive, management believes they will be able to retain these deposits at maturity by paying competitive rates. The Bank also participates in a national rate service that advertises certificate of deposit rates to banks and credit unions. The Bank has been able to raise funding in this market at rates lower than the local market.

Management believes that the current liquid assets, consisting of invested cash and short-term investments, will provide sufficient funds for the Bank's operations and liquidity needs; however, it is possible that the Bank may need additional funds in the future.

The Federal Reserve Board (FRB) and the FDIC require that each bank maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances and specified United States government, state, or federal agency obligations) in an amount deemed adequate to protect the safety and soundness of that bank. At December 31, 2002, the Bank maintained a cash account of $51,000 to satisfy this requirement.

A significant measure of the strength of a financial institution is its capital base. Our federal regulators have classified and defined capital into the following components: (1) Tier I capital, which includes common stockholders' equity and qualifying preferred equity, and (2) Tier II capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as Tier I capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines that require a financial institution to maintain capital as a percent of its assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A financial institution is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4.0% and combined Tier I and Tier II capital as a percentage of risk-adjusted assets of 8.0%. In addition to the risk-based guidelines, federal regulations require that we maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 4.0%. The Bank had an equity to assets ratio of 9.17 % at December 31, 2002. As the following table indicates, at December 31, 2002, the Bank exceeded regulatory capital requirements.

                                                                             At December 31, 2002
                                                           --------------------------------------------------------
                                                                Actual              Minimum       Well-Capitalized
                                                                 Ratio            Requirement        Requirement
                                                           ----------------    ----------------   ----------------
         Total risk-based capital ratio ...............           12.20%              8.00%              10.00%
         Tier 1 risk-based capital ratio ..............           10.95%              4.00%               6.00%
         Leverage ratio ...............................            8.62%              4.00%               5.00%

Under North Carolina General Statute 53-2, state chartered banks must maintain at least a minimum level of paid in surplus as defined in that statute. Even though the Bank was well in compliance with the regulatory capital requirements set forth in the table above, the Bank was not in compliance with this General Statute as of December 31, 2001. Statute 53-2 requires that every state-chartered bank have a paid in surplus of a least fifty percent (50%) of the total par value of its common stock. On May 21, 2002, the part value of the common stock was reduced from $5.00 per share to $3.50 per share. The reduction in par value of common stock corrected the surplus shortfall. At December 31, 2002, the Bank's paid in surplus was $2,151,883 or 70.4% of the $3,055,014 aggregate par value of its common stock and $624,376 above the amount required under the statutes.

         COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2002 AND 2001

Total assets at December 31, 2002 were $58.4 million, an increase of $5.4 million or 10.2% from the $53.0 million at December 31, 2001. The increase in assets was primarily due to an increase in net loans receivable to $50.8 million, an increase of $7.5 million or 17.4%, from $43.3 million at December 31, 2001. This increase in loans resulted from a concerted effort to grow the loan portfolio and from loan demand in response to declining interest rates during the year.

Investment securities available for sale decreased $3.5 million, from $7.5 million at December 31, 2001 to $4.0 million at December 31, 2002. During 2002, the Bank sold three mortgage-backed securities with a balance of $2.5 million, which resulted in a $10,000 gain, and a trust preferred security for $250,000 with no gain or loss. The proceeds from the sales and maturities of securities were primarily used to fund loan growth. The Bank primarily invests in mortgage-backed securities, which are classified as available for sale to give the Bank more flexibility for funding options.

Cash and cash equivalents increased $1.4 million, or 173.2%, from $817,000 at December 31, 2001 to $2.2 million at December 31, 2002, and represented a normal fluctuation.

Other assets increased $156,000, or 41.5%, from $376,000 to $532,000. In 2002, the Bank foreclosed on a $106,000 one to four family residential loan. Foreclosed properties are included in other assets and represent real estate acquired through foreclosure or deed in lieu thereof and are carried at the lower of cost or fair value, less estimated costs to sell. Subsequent costs directly related to development, improvement of property and costs relating to holding the property are capitalized. At December 31, 2002, the Bank had foreclosed property with a carrying value of $109,000.

Total deposits increased by $7.8 million, or 18.5%, from $42.2 million at December 31, 2001 to $50.0 million at December 31, 2002. Time deposits grew $6.5 million, or 25.4% from $25.5 million to $32.0 million. Time deposits have been used to fund loan growth. Non-interest earning demand deposit accounts grew $965,000, or 41.7% from $2.3 million to $3.3 million. The growth was the result of a concerted effort to increase non-interest bearing demand accounts, as those accounts represent the lowest cost funds to the Bank and generate service fee income.

Total stockholders' equity at year end was $5.4 million, enabling the Bank to maintain regulatory capital at levels deemed to be well capitalized. On June 18, 2002, the Bank affected a five-for-four stock split in the form of a 25% stock dividend for stockholders of record on June 25, 2002 and payable July 9, 2002. All per share computations reflect the effect of this stock dividend.

 COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Net Income. The Bank had net income of $144,000 or $0.16 per share, for the year ended December 31, 2002 as compared to a net loss of $835,000, or $0.96 per share, for the year ended December 31, 2001, representing an improvement of $978,000. This improvement resulted primarily from asset growth during the year in commercial real estate, construction and home equity loans, and an increase in mortgage origination fees due to lower interest rates. The provision for loan losses increased $152,000 from $238,000 to $390,000 due to an increase in loan volume and charge-offs of certain non performing loans. Non interest expense remained relatively consistent, with a $213,000 increase, or 10.4%, from $2.1 million to $2.3 million.

Net Interest Income. Net interest income, the difference between total interest income and total interest expense, is the Bank's principal source of earnings. Net interest income is affected by the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities, known as "interest rate spread," and the relative volume of interest-earning assets and interest-bearing liabilities. Net interest income increased to $2.3 million for the year ended December 31, 2002, a $1.1 million or 86.4% increase from the $1.2 million earned in 2001. Total interest income benefited from continued growth, which offset lower yields. Concurrently, interest expense benefited from deposits repricing at significantly lower rates. In January 2001, the Bank opened the Pinehurst Branch. In conjunction with the branch opening, certificates of deposits products were offered at a premium. During 2001, the Bank's prime rate decreased nine times. The rates earned on a significant portion of the Bank's loans adjust immediately when index rates such as the prime rate change. Conversely, most interest-bearing liabilities, including certificates of deposit and borrowings, have rates fixed until maturity. As a result, the Bank did not benefit from the decreasing rates in 2001 until the deposit products matured and repriced at lower rates during 2002. Total interest-earning assets averaged $56.5 million during 2002 as compared to $41.9 million during 2001, increasing by $14.6 million, while the average yield earned decreased from 7.39% to 6.70%. Average total interest-bearing liabilities increased by $13.5 million, comparable to the increase in interest-earning assets, and yielded a 213 basis point decrease in average cost, from 5.14% in 2001 to 3.01% in 2002. For the year ended December 31, 2002, the net interest spread was 3.69%, a 144 basis point increase from the 2001 net interest spread of 2.25%. The net interest margin on average interest earning assets was 4.03% in 2002 and 2.92% in 2001.

Provision for Loan Losses. The Bank charges provisions for loan losses to earnings to maintain the total allowance for loan losses at a level the Bank considers adequate to provide for probable loan losses, based on prior loss experience, volume and type of lending the Bank conducts, industry standards, current economic conditions, and past due loans in the loan portfolio. The Bank's policy requires the review of assets on a regular basis, and the Bank appropriately classifies loans as well as other assets if warranted. The Bank uses the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions. The provision for loan losses was $390,000 for the year ended December 31, 2002 compared with a provision of $238,000 for the period ended December 31, 2001. The provision for loan losses increased from the prior year due to charge-offs in 2002 of $329,000. There were no charge-offs for the year ended December 31, 2001. There were no recoveries of previously charged off items in either 2002 or 2001.

Non-Interest Income. Non-interest income was $520,000 and $235,000 for the years ended December 31, 2002 and 2001, respectively. During 2000, the Bank made an investment in the common stock of Sidus Financial Corporation ("Sidus"). Centennial Bank's association with Sidus allows the Bank to offer residential and commercial mortgages at both fixed and variable rates. Loans sold through Sidus in the secondary market generated $364,000 and $169,000 in mortgage loan fees for the years ended December 31, 2002 and 2001, respectively, making this the largest contributor to non-interest income. The second largest contributor to non-interest income was service charges and fees on deposit accounts, which aggregated $111,000 in 2002 and $65,000 in 2001. Additionally, during the year ended December 31, 2002, three bonds with relatively low yields were sold to provide additional liquidity, resulting in a net gain on the sale of securities of approximately $10,000. The Bank settled an ongoing law suit in 2002, resulting in $20,000 of other income.

Non-Interest Expense. Total non-interest expense was $2.3 million and $2.1 million for the years ended December 31, 2002 and 2001, respectively. Salaries and benefits totaled $1.1 million and $1.0 for the years ended December 31, 2002 and 2001, respectively. Occupancy and equipment costs were $401,000 and $438,000 for 2002 and 2001, respectively, decreasing as leasehold improvements were principally depreciated in 2001. Other non-interest expense increased $144,000, from $582,000 at December 31, 2001, to $726,000 at December 31, 2002. The
increase was due in-part to the growth of the Bank, and, during 2002, the Bank wrote-off $58,000 in architecture fees related to abandoned construction plans and $14,000 for impairment of computer equipment.

                    ASSET QUALITY AND ALLOWANCE FOR LOAN LOSS

The allowance for loan losses at December 31, 2002 and 2001 was $672,000 and $612,000, respectively. Management believes the level of the allowance for loan losses is adequate to cover probable losses in the loan portfolio. The ratio of the allowance for the loan losses to total loans, net of loans in process and deferred loan fees, decreased to 1.30% at December 31, 2002 compared to 1.39% at December 31, 2001. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the recognition of adjustments to the allowance for loan losses based on their judgments of information available to them at the time of their examinations.

At December 31, 2002 the Bank's impaired loans consisted of loans totaling $740,000, of which $64,000 were classified as nonaccrual, with a related specific loan loss allowance of $131,000. At December 31, 2001 the Bank's impaired loans consisted of loans totaling $910,000, of which $514,000 were classified as nonaccrual, with a related specific loan loss allowance of $139,000. During December 31, 2002 and 2001, the Bank had no accruing loans that were 90 past due. At December 31, 2002, the Bank had one restructured loan. The collateral on a $490,000 non-accrual real estate loan was liquidated. The remaining loan balance of $270,000 was restructured into a one to four family residential loan. There were no restructured loans as of December 31, 2001.

                           ASSET/LIABILITY MANAGEMENT

The Bank's asset/liability management, or interest rate risk management, program is focused primarily on evaluating and managing the composition of its assets and liabilities in view of various interest rate scenarios. Factors beyond the Bank's control, such as market interest rates and competition, may also have an impact on the Bank's interest income and interest expense.

As a part of its interest rate risk management policy, the Bank calculates an interest rate "gap." Interest rate "gap" analysis is a common, though imperfect, measure of interest rate risk, which measures the relative dollar amounts of interest-earning assets and interest-bearing liabilities which reprice within a specific time period, either through maturity or rate adjustment. The "gap" is the difference between the amounts of such assets and liabilities that are subject to repricing. A "negative" gap for a given period means that the amount of interest-bearing liabilities maturing or otherwise repricing within that period exceeds the amount of interest-earning assets maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a decrease in the cost of its liabilities greater than the decrease in the yield on its assets and its income should be positively affected. Conversely, the cost of funds for an institution with a negative gap would generally be expected to increase more quickly than the yield on its assets in a rising interest rate environment, and such institution's net interest income would generally be expected to be adversely affected by rising interest rates. Changes in interest rates generally have the opposite effect on an institution with a "positive gap."

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002, which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments, which will be received throughout the lives of the loans. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

                                                                  Terms to Repricing at December 31, 2002
                                               -------------------------------------------------------------------------
                                                                More Than      More Than
                                                  1 Year        1 Year to     3 Years to       More Than
                                                  or Less        3 Years        5 Years         5 Years         Total
                                               ------------   ------------   ------------   -------------   ------------
                                                                         (Dollars in thousands)
Interest-earning assets:
   Loans receivable                            $     13,923    $    12,422    $    16,170    $     8,993    $     51,508
   Investment securities available
     for sale                                             -              -            506          3,452           3,958
   Stock in FHLB of Atlanta                               -              -              -            310             310
                                               ------------    -----------    -----------    -----------    ------------

       Total interest-earning assets           $     13,923    $    12,422    $    16,676    $    12,755    $     55,776
                                               ============    ===========    ===========    ===========    ============

Interest-bearing liabilities:
   Deposits:
     Money market, NOW and savings             $     14,718    $         -    $         -    $         -    $     14,718
     Time deposits greater than $100,000              6,602          2,583              -              -           9,185
     Time deposits less than $100,000                16,585          6,188              -              -          22,773
   Borrowings                                           747              -          2,000              -           2,747
                                               ------------    -----------    -----------    -----------    ------------

       Total interest-bearing liabilities      $     38,652    $     8,771    $     2,000    $         -    $     49,423
                                               ============    ===========    ===========    ===========    ============

Interest sensitivity gap per period            $    (24,729)   $     3,651    $    14,676    $    12,755    $      6,353

Cumulative interest sensitivity gap            $    (24,729)   $   (21,078)   $    (6,402)   $     6,353    $      6,353

Cumulative gap as a percentage of
   total interest-earning assets                     -44.34%        -37.79%        -11.48%         11.39%          11.39%

Cumulative interest-earning
   assets as a percentage of
   interest bearing liabilities                       36.02%         55.55%         87.05%        112.85%         112.85%

                               NET INTEREST INCOME

Like most financial institutions, the primary component of earnings for the Bank is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of noninterest-bearing liabilities. The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Nonperforming loans are included in determining average loans. Average rates for the years ended December 31, 2002 and 2001 are presented on an annualized basis.

                                                         Year Ended December 31, 2002         Year Ended December 31, 2001
                                                       --------------------------------   ----------------------------------
                                                                   Interest                             Interest
                                                        Average    Income/     Yield/       Average      Income/     Yield/
                                                        balance    Expense      Cost        balance      Expense      Cost
                                                       ---------  ----------  ---------   -----------  ----------   --------
                                                                               (Dollars in thousands)
Interest-earning assets:
   Loans                                               $  50,132  $   3,416       6.81%   $  31,373    $    2,488       7.93%
   Investment securities available for sale                5,149        337       6.54%       6,391           423       6.62%
   Other                                                   1,219         34       2.79%       4,165           186       4.47%
                                                       ---------  ---------               ---------    ----------
     Total interest-earning assets                        56,500      3,787       6.70%      41,929         3,097       7.39%
                                                                  ---------   --------                 ----------   --------
   Other assets                                            1,823                              1,854
                                                       ---------                          ---------
     Total assets                                      $  58,323                          $  43,783
                                                       =========                          =========

Interest-bearing liabilities:
   Deposits:
     Savings, NOW and money market                     $  14,644        230       1.57%   $  10,847           367       3.38%
     Time deposits                                        31,944      1,157       3.62%      23,403         1,419       6.06%
   Borrowings                                              3,433        121       3.52%       2,227            88       3.95%
                                                       ---------  ---------               ---------    ----------
     Total interest-bearing liabilities                   50,021      1,508       3.01%      36,477         1,874       5.14%
                                                                  ---------   --------                 ----------   --------

   Noninterest-bearing deposits                            2,743                              1,373
   Other liabilities                                         321                                336
   Stockholders' equity                                    5,238                              5,597
                                                       ---------                          ---------
     Total liabilities and stockholders' equity        $  58,323                          $  43,783
                                                       =========                          =========

Net interest income/interest rate spread                          $   2,279       3.69%                $    1,223       2.25%
                                                                  =========   ========                 ==========   ========

Net interest margin                                                               4.03%                                 2.92%
                                                                              ========                              ========

Ratio of interest-earning assets to
   interest-bearing liabilities                           112.95%                            114.95%
                                                       =========                          =========

                              RATE/VOLUME ANALYSIS

The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period's rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period's volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

                                                            Year Ended December 31, 2002 vs.
                                                              Year Ended December 31, 2001
                                                   ----------------------------------------------------
                                                               Increase (Decrease) Due to
                                                   ----------------------------------------------------
                                                       Volume              Rate               Total
                                                   --------------     --------------     --------------
                                                                 (Dollars in thousands)
   Interest income:
     Loans                                         $        1,339     $         (411)    $          928
     Investment securities                                    (74)               (12)               (86)
     Other                                                   (107)               (45)              (152)
                                                   --------------     --------------     --------------

     Total interest income                                  1,158               (468)               690
                                                   --------------     --------------     --------------

   Interest expense:
     Deposits:
       Savings, NOW and money market                           94               (231)              (137)
       Time deposits                                          414               (676)              (262)
     Borrowings                                                45                (12)                33
                                                   --------------     --------------     --------------

     Total interest expense                                   553               (919)              (366)
                                                   --------------     --------------     --------------

   Net interest income increase                    $          605     $          451     $        1,056
                                                   ==============     ==============     ==============

                     CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business there are various outstanding contractual obligations of the Bank that will require future cash outflows. In addition, there are commitments and contingent liabilities, such as commitments to extend credit that may or may not require future cash outflows. The following table reflects contractual obligations of the Bank outstanding as of December 31, 2002.

                                                                     Payments Due by Period
                                          -------------------------------------------------------------------------
                                                           On Demand
                                                           or Within                                      After
   Contractual Obligations                   Total          1 Year        2-3 Years       4-5 Years      5 Years
----------------------------------        ------------   ------------   ------------   -------------   ------------
                                                                       (In thousands)
Advances from FHLB                        $      2,000   $          -   $          -   $       2,000   $          -
Repurchase agreements                              747            747              -               -              -
Lease obligations                                   96             72             24               -              -
Deposits                                        49,958         41,186          8,772               -              -
                                          ------------   ------------   ------------   -------------   ------------

   Total contractual cash obligations     $     52,801   $     42,005   $      8,796   $       2,000   $          -
                                          ============   ============   ============   =============   ============

The following table reflects other commitments of the Bank outstanding as of December 31, 2002.

                                                              Amount of Commitment Expiration per Period
                                             -------------------------------------------------------------------------
                                                 Total
                                                Amounts        Within                                        After
       Other Commitments                       Committed       1 Year        2-3 Years       4-5 Years       5 Years
----------------------------------           ------------   ------------   ------------   -------------   ------------
                                                                            (In thousands)
Undisbursed portion of home
   equity lines                              $      3,889   $        629   $         75   $         162   $      3,023
Other commitments and credit lines                    880            416            115             167            182
Letters of credit                                      25             25              -               -              -
Undisbursed portion of construction loans           3,208          3,208              -               -              -
                                             ------------   ------------   ------------   -------------   ------------

   Total other commitments                   $      8,002   $      4,278   $        190   $         329   $      3,205
                                             ============   ============   ============   =============   ============

                           CRITICAL ACCOUNTING POLICY

The Bank's most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Bank's financial condition and results, and requires management's most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex is the need to make estimates about the effects of matters that are inherently uncertain.

                        RECENT ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Those costs include, but are not limited to, the following: a) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract (hereinafter referred to as one-time termination benefits), b) costs to terminate a contract that is not a capital lease and c) costs to consolidate facilities or relocate employees. This Statement does not apply to costs associated with the retirement of a long-lived asset covered by FASB Statement No. 143, "Accounting for Asset Retirement Obligations." A liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this Statement will be effective for the Bank for exit or disposal activities that are initiated after December 31, 2002. This Statement is not expected to have a material impact on the Bank.

                           FORWARD-LOOKING STATEMENTS

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in our market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in our market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Readers are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Readers are further advised that the factors listed above could affect the Bank's financial performance and could cause its actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Bank does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated event.

                          ITEM 7 - FINANCIAL STATEMENTS

                                 CENTENNIAL BANK
                        INDEX TO THE FINANCIAL STATEMENTS

                                                                                   Page No.
                                                                                   --------
Independent Auditors' Report ...................................................     F-2

Balance Sheets as of December 31, 2002 and 2001 ................................     F-3

Statements of Operations for the years ended
  December 31, 2002 and 2001 ...................................................     F-4

Statements of Changes in Stockholders' Equity
  for the years ended December 31, 2002 and 2001 ...............................     F-5

Statements of Cash Flows for the years ended
  December 31, 2002 and 2001 ...................................................     F-6

Notes to Financial Statements ..................................................     F-7

                                     [LOGO]
                                 DIXON ODOM PLLC
                  Certified Public Accountants and Consultants

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors
Centennial Bank
Southern Pines, North Carolina

We have audited the accompanying balance sheets of Centennial Bank as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centennial Bank at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Dixon Odom PLLC

Southern Pines, North Carolina
January 31, 2003

CENTENNIAL BANK
BALANCE SHEETS
December 31, 2002 and 2001

                                                                                 2002             2001
                                                                           ---------------    -------------
ASSETS

Cash and cash equivalents                                                  $     2,234,635    $     817,196
Investment securities available for sale, at fair value (Note C)                 3,958,211        7,505,038
Loans, net (Notes D and E)                                                      50,835,978       43,294,418
Stock in Federal Home Loan Bank of Atlanta, at cost (Note I)                       310,000          300,000
Bank premises and equipment (Note F)                                               522,903          686,906
Other assets                                                                       531,658          375,694
                                                                           ---------------    -------------

                                                   TOTAL ASSETS            $    58,393,385    $  52,979,252
                                                                           ===============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
   Noninterest earning demand                                              $     3,281,626    $   2,316,699
   Savings                                                                         366,489          422,704
   Money market and NOW                                                         14,351,515       13,934,953
   Time (Note H)                                                                31,958,426       25,482,654
                                                                           ---------------    -------------

                                                 TOTAL DEPOSITS                 49,958,056       42,157,010

Repurchase agreements                                                              747,046          475,085
Federal funds purchased                                                                  -          275,000
Federal Home Loan Bank of Atlanta advances (Note I)                              2,000,000        4,500,000
Accrued expenses and other liabilities                                             335,333          375,878
                                                                           ---------------    -------------

                                              TOTAL LIABILITIES                 53,040,435       47,782,973
                                                                           ---------------    -------------

Commitments (Notes D, F, N and P)

Stockholders' equity (Notes K, M and P):
   Preferred stock, no par value, 1,000,000 shares
      authorized, no shares issued and outstanding                                       -                -
   Common stock, $3.50 par value ($5.00 at December 31, 2001),
       5,000,000 shares authorized; 872,861 and 698,306,
      respectively, issued and outstanding                                       3,055,014        3,491,530
   Additional paid-in capital                                                    3,960,049        3,523,727
   Accumulated deficit                                                          (1,808,166)      (1,951,857)
   Accumulated other comprehensive income                                          146,053          132,879
                                                                           ---------------    -------------

                                     TOTAL STOCKHOLDERS' EQUITY                  5,352,950        5,196,279
                                                                           ---------------    -------------

                                          TOTAL LIABILITIES AND
                                           STOCKHOLDERS' EQUITY            $    58,393,385    $  52,979,252
                                                                           ===============    =============

CENTENNIAL BANK
STATEMENTS OF OPERATIONS
Years Ended December 31, 2002 and 2001


                                                                                2002             2001
                                                                           --------------    -------------
INTEREST INCOME
   Loans                                                                   $    3,415,801    $   2,487,959
   Investments                                                                    336,862          422,749
   Federal funds sold                                                              15,006          176,173
   Other                                                                           19,156            9,937
                                                                           --------------    -------------

                                                 TOTAL INTEREST INCOME          3,786,825        3,096,818
                                                                           --------------    -------------

INTEREST EXPENSE
   Money market, NOW and savings deposits                                         230,138          367,041
   Time deposits (Note H)                                                       1,157,091        1,419,436
   Borrowings                                                                     120,901           88,191
                                                                           --------------    -------------

                                                TOTAL INTEREST EXPENSE          1,508,130        1,874,668
                                                                           --------------    -------------

                                                   NET INTEREST INCOME          2,278,695        1,222,150

PROVISION FOR LOAN LOSSES (Notes D and E)                                         389,946          238,435
                                                                           --------------    -------------

                                             NET INTEREST INCOME AFTER
                                             PROVISION FOR LOAN LOSSES          1,888,749          983,715
                                                                           --------------    -------------

NON-INTEREST INCOME
   Mortgage fees                                                                  363,620          169,467
   Other fees and service charges                                                 111,225           64,923
   Other income                                                                    35,483              142
   Gain on sale of investment securities (Note C)                                   9,970                -
                                                                           --------------    -------------

                                             TOTAL NON-INTEREST INCOME            520,298          234,532
                                                                           --------------    -------------

NON-INTEREST EXPENSE
   Salaries and employee benefits                                               1,138,471        1,033,037
   Occupancy and equipment (Notes F and G)                                        400,683          437,739
   Other (Note L)                                                                 726,202          582,062
                                                                           --------------    -------------

                                            TOTAL NON-INTEREST EXPENSE          2,265,356        2,052,838
                                                                           --------------    -------------

                                     INCOME (LOSS) BEFORE INCOME TAXES            143,691         (834,591)

INCOME TAXES (Note J)                                                                   -                -
                                                                           --------------    -------------

                                                      NET INCOME (LOSS)    $      143,691    $    (834,591)
                                                                           ==============    =============

BASIC AND DILUTED NET INCOME (LOSS) PER COMMON SHARE                       $         0.16    $       (0.96)
                                                                           ==============    =============

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                 $      872,861          872,861
                                                                           ==============    =============

CENTENNIAL BANK
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2002 and 2001

                                                                                                    Accumulated
                                                  Common stock         Additional                    other com-      Total
                                           -------------------------    paid-in       Accumulated    prehensive   stockholders'
                                              Shares       Amount       capital         deficit        income       equity
                                           ----------   ------------  ------------   ------------   -----------   -----------
Balance at January 1, 2001                    698,306   $  3,491,530  $  3,523,727   $ (1,117,266)  $    58,961   $ 5,956,952

Comprehensive loss:

  Net loss                                          -              -             -       (834,591)            -      (834,591)
  Unrealized gain on
     available-for-sale securities                  -              -             -              -        73,918        73,918
                                                                                                                  -----------

Total comprehensive loss                                                                                             (760,673)
                                           ----------   ------------  ------------   ------------   -----------   -----------

Balance at December 31, 2001                  698,306      3,491,530     3,523,727     (1,951,857)      132,879     5,196,279

Comprehensive income:

  Net income                                        -              -             -        143,691             -       143,691
  Unrealized gain on
     available-for-sale securities                  -              -             -              -        13,174        13,174
                                                                                                                  -----------

Total comprehensive income                                                                                            156,865
                                                                                                                  -----------

Reduction of par value from $5.00 to
  $3.50 per share                                   -     (1,047,459)    1,047,459              -             -             -

Five-for-four stock split effected
  in the form of a 25% stock dividend         174,555        610,943      (610,943)             -             -             -

Cash paid for fractional shares                     -              -          (194)             -             -          (194)
                                           ----------   ------------  ------------   ------------   -----------   -----------

Balance at December 31, 2002                  872,861   $  3,055,014  $  3,960,049   $ (1,808,166)  $   146,053   $ 5,352,950
                                           ==========   ============  ============   ============   ===========   ===========

CENTENNIAL BANK
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

                                                                                         2002                  2001
                                                                                  ------------------    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                               $          143,691    $         (834,591)
  Adjustments to reconcile net income (loss) to net
    cash provided (used) by operating activities:
     Depreciation                                                                            148,775               194,525
     Provision for loan losses                                                               389,946               238,435
     Gain on sale of investment securities                                                    (9,970)                    -
     Loss on disposal of equipment and impairment charge on long-lived assets                 71,975                     -
     Amortization, net                                                                      (133,066)              (23,867)
     Change in assets and liabilities:
      Increase in other assets                                                               (52,475)              (20,339)
      Increase (decrease) in accrued expenses and other liabilities                          (40,545)              103,854
                                                                                  ------------------    ------------------

                                              NET CASH PROVIDED (USED) BY
                                                     OPERATING ACTIVITIES                    518,331              (341,983)
                                                                                  ------------------    ------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Net increase in loans                                                                   (7,982,689)          (19,088,863)
  Purchase of Federal Home Loan Bank stock                                                   (10,000)             (180,000)
  Proceeds from sale of available for sale securities                                      2,723,518                     -
  Proceeds from maturities of available for sale securities                                2,155,825             3,040,776
  Purchase of available for sale securities                                               (1,231,145)           (7,939,326)
  Capital expenditures for real estate acquired in settlement of loans                        (2,483)                    -
  Purchases of bank premises and equipment                                                   (51,731)              (48,824)
                                                                                  ------------------    ------------------

                                                         NET CASH USED BY
                                                     INVESTING ACTIVITIES                 (4,398,705)          (24,216,237)
                                                                                  ------------------    ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in deposits                                                                     7,801,046            21,501,968
  Increase (decrease) in FHLB advances                                                    (2,500,000)            2,100,000
  Increase (decrease) in other borrowings                                                     (3,039)              750,085
  Cash paid for fractional shares                                                               (194)                    -
                                                                                  ------------------    ------------------

                                                        NET CASH PROVIDED
                                                  BY FINANCING ACTIVITIES                  5,297,813            24,352,053
                                                                                  ------------------    ------------------

                                          NET INCREASE (DECREASE) IN CASH
                                                     AND CASH EQUIVALENTS                  1,417,439              (206,167)

CASH AND CASH EQUIVALENTS, BEGINNING                                                         817,196             1,023,363
                                                                                  ------------------    ------------------

                                                            CASH AND CASH
                                                      EQUIVALENTS, ENDING         $        2,234,635    $          817,196
                                                                                  ==================    ==================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest                                                                      $        1,507,470    $        1,831,731
                                                                                  ==================    ==================

SUPPLEMENTAL DISCLOSURE OF NONCASH
  FINANCING ACTIVITIES
    Loans classified as other real estate owned                                   $          106,022    $                -
                                                                                  ==================    ==================
    Unrealized gain on investment securities available for sale                   $           13,174    $           73,918
                                                                                  ==================    ==================

NOTE A - ORGANIZATION AND OPERATIONS

Centennial Bank (the "Bank") was incorporated on December 30, 1999 and began operations on January 24, 2000. The Bank is a community and customer-oriented North Carolina-chartered commercial bank headquartered in Southern Pines, North Carolina. The Bank has two full service offices located in Southern Pines and Pinehurst, North Carolina. The Bank conducts most of its business in Moore County, North Carolina. The Bank operates under the laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks and undergoes periodic examinations by those regulatory authorities.

The accounting and reporting policies of Centennial Bank are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a summary of those more significant policies.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For purposes of reporting financial condition and cash flows, cash and cash equivalents include cash and due from banks, interest-earning overnight deposits with the Federal Home Loan Bank ("FHLB") of Atlanta and federal funds sold. At December 31, 2002, interest-earning overnight deposits were $9,681 and federal funds sold were $1,007,000. At December 31, 2001, the Bank did not have any interest-earning cash equivalents.

Investment Securities Available for Sale

The Bank classifies securities as trading, available for sale or held to maturity based on management's intent at the date of purchase. At December 31, 2002, all of the Bank's securities are categorized as available for sale and, accordingly, are reported at fair value, based on quoted market prices, with unrealized gains or losses reflected as an element of accumulated other comprehensive income. The Bank intends to hold these available for sale securities for an indefinite period of time, but may sell them prior to maturity in response to changes in interest rates, changes in prepayment risk, changes in the liquidity needs of the Bank, and other factors. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down included in the statement of operations as a realized loss. Securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and reported at cost.

Gains and losses on sales of securities are recognized when realized on the trade date on a specific identification basis. Premiums and discounts are amortized into interest income using a level yield method.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balance adjusted for any deferred fees or costs and unamortized premiums or discounts. The net amount of nonrefundable loan origination fees, including commitment fees, and certain direct costs associated with the lending process are deferred and amortized to interest income over the contractual lives of the loans using methods which approximate level-yield, with adjustments for prepayments as they occur. If the loan commitment expires unexercised, the income is recognized upon expiration of the commitment. Discounts and premiums are amortized to interest income over the estimated life of the loans using methods that approximate level-yield.

Interest income is recorded as earned on an accrual basis. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, accrual of interest is discontinued on loans 90 days past due as to principal or interest unless in management's opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the ability to meet the contractual obligations of the loan agreement. Late fees are recorded as earned on an accrual basis.

Management considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management's judgment include, but are not limited to, loan payment performance, source of repayment, and value of collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and nonaccrual reports, internally generated loan risk grades, and regulatory reports of examination.

Sales of Mortgage Loans

The Bank originates single family, residential first mortgage loans on a presold basis. The Bank recognizes certain origination and service release fees upon the sale, which are included as "Mortgage fees" in non-interest income on the statements of operations.

Foreclosed Properties

Foreclosed properties are included in other assets and represent real estate acquired through foreclosure or deed in lieu thereof and are carried at the lower of cost or fair value, less estimated costs to sell. Generally the fair values of such properties are evaluated annually and the carrying value, if greater than the estimated fair value less costs to sell, is adjusted with a charge to income. Subsequent costs directly related to development, improvement of property and costs relating to holding the property are capitalized. At December 31, 2002, the Bank had foreclosed property with a carrying value of $108,505 included in other assets. The Bank had no foreclosed properties at December 31, 2001.

Allowance for Loan Losses

The Bank uses the allowance method to provide for loan losses. Accordingly, all loan losses are charged to the allowance for loan losses and all recoveries are credited to it. The allowance for loan losses is based on an evaluation of the portfolio, current economic conditions, volume, growth and composition of the portfolio, delinquency information and statutory examinations of the loan portfolio by regulatory agencies.

Allowances for loan losses related to loans that are identified as impaired in accordance with the Bank's impairment policy are based on discounted cash flows using the loans' initial interest rates or the fair value of the collateral if the loans are collateral dependent.

Management considers the allowance for loan losses adequate to cover inherent losses in the Bank's loan portfolio as of the date of the financial statements. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require adjustments to the allowance based on their judgments of information available to them at the time of their examination.

Investment in Federal Home Loan Bank Stock

The Federal Home Loan Bank ("FHLB") System consists of 12 districts subject to supervision and regulation by the Federal Housing Finance Board ("FHFB"). The FHLB provides a central credit facility primarily for member institutions. As a member of the FHLB of Atlanta, the Bank is required to acquire and hold shares of capital stock in the FHLB of Atlanta in an amount at least equal to 1% of the aggregate unpaid principal of home mortgage loans, home purchase contracts, and similar obligations at the beginning of each year, or 1/20 of advances from the FHLB of Atlanta, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB of Atlanta stock of $310,000 and $300,000 at December 31, 2002 and 2001, respectively. The FHLB of Atlanta serves as a reserve or central bank for its member institutions within its assigned district. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It offers advances to members in accordance with policies and procedures established by the FHLB and the board of directors of the FHLB of Atlanta. Long-term advances may only be made for the purpose of providing funds for residential housing finance, small businesses, small farms and small agri-businesses. At December 31, 2002 and 2001, the Bank had $2 million and $4.5 million in advances outstanding from the FHLB of Atlanta, respectively.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that are 3 - 10 years for furniture and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are also recognized for operating loss carry forwards. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Per Share Results

Basic net income (loss) per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. The Bank's outstanding stock options did not have a dilutive effect on the computation of per share results for the years ended December 31, 2002 and 2001.

Comprehensive Income

The Bank reports as comprehensive income all changes in stockholders' equity during the year from sources other than stockholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Bank's only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

The components of other comprehensive income are as follows:

                                                   2002             2001
                                              --------------   --------------
   Net unrealized holding gains on
     available-for-sale securities arising
     during the year                          $      23,144    $      73,918
   Reclassification adjustment for gains
     realized in income                              (9,970)               -
                                              --------------   --------------

   Net unrealized gains                       $      13,174    $      73,918
                                              ==============   ==============

Stock Compensation Plans

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Bank's stock option plans have no intrinsic value at the grant date and, under APB Opinion No. 25, no compensation cost is recognized for them. The Bank has elected to continue with the accounting methodology in APB Opinion No. 25 and, as a result, will provide pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

                                                                             2002                2001
                                                                        --------------     ---------------
   Net income (loss):
     As reported                                                        $      143,691     $      (834,591)
       Deduct:  Total stock-based employee compensation expense
                determined under fair value method for all awards,
                net of related tax effects                                     (52,601)            (43,826)
                                                                        --------------     ---------------
     Pro forma                                                          $       91,090     $      (878,417)
                                                                        ==============     ===============

   Basic and diluted net loss per share:
     As reported                                                        $         0.16     $         (0.96)
     Pro forma                                                                    0.10               (1.01)

Recent Accounting Pronouncements

On October 3, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of FASB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends the reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the FASB has enhanced management's ability to provide information that helps financial statement users to assess the effects of disposal transactions on the ongoing operations of an entity. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Pursuant to Statement 144, the Bank wrote-off $58,000 in architecture fees related to abandoned construction plans and $14,000 for impairment of computer equipment.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS No. 148), Stock-Based Compensation - Transition and Disclosure. Statement 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Bank continues to account for its stock-based compensation in accordance with APB Opinion No. 25 and has adopted the disclosure provisions of SFAS No. 148 effective for the years presented herein.

Reclassifications

Certain amounts in the 2001 financial statements have been reclassified to conform to the presentation adopted in 2002. Such reclassifications did not change net loss or stockholders' equity as previously reported.

NOTE C - INVESTMENT SECURITIES

The amortized cost and approximate fair value of securities available for sale, with gross unrealized gains and losses, follow:

                                                                        December 31, 2002
                                            -------------------------------------------------------------------
                                                                   Gross            Gross
                                              Amortized         unrealized        unrealized          Fair
                                                cost               gains            losses            value
                                            -------------     -------------     -------------    --------------
      Securities available for sale:
         Trust preferred debt securities    $     500,000     $           -     $           -    $      500,000
         Mortgage-backed
            securities                          3,312,158           226,610            80,557         3,458,211
                                            -------------     -------------     -------------    --------------

                                            $   3,812,158     $     226,610     $      80,557    $    3,958,211
                                            =============     =============     =============    ==============

                                                                     December 31, 2001
                                               -------------------------------------------------------------
                                                                   Gross          Gross
                                                 Amortized      unrealized      unrealized         Fair
                                                   cost            gains          losses           value
                                               -------------  -------------   -------------   --------------
      Securities available for sale:
         Trust preferred debt securities       $     750,000  $           -   $           -   $      750,000
         Mortgage-backed
            securities                             6,622,159        132,879               -        6,755,038
                                               -------------  -------------   -------------   --------------

                                               $   7,372,159  $     132,879   $           -   $    7,505,038
                                               =============  =============   =============   ==============

Proceeds from sales of available-for-sale securities were $2,723,518 during the year ended December 31, 2002. Gross gains of $24,686 and gross losses of $14,716 were realized on those sales. There were no sales of available-for-sale securities during 2001.

The amortized cost, fair value and weighted average yield of the Bank's investment securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                         Weighted
                                                           Amortized         Fair        Average/
                                                             Cost            Value         Yield
                                                        --------------  ---------------  --------
                                      (Dollars in thousands)
Securities available for sale:
   Mortgage-backed securities
      Due over three years through five years           $      469,933  $       506,151     8.95%
      Due after five but within ten years                    1,027,450        1,061,855     5.12%
      Due after ten years                                    1,814,775        1,890,205     6.06%
                                                        --------------  ---------------
                                                             3,312,158        3,458,211     6.20%
                                                        --------------  ---------------
   Trust Preferred debt security
      Due after ten years                                      500,000          500,000     9.00%
                                                        --------------  ---------------
   Total securities available for sale
      Due over three years through five years                  469,933          506,151     8.95%
      Due after five but within ten years                    1,027,450        1,061,855     5.12%
      Due after ten years                                    2,314,775        2,390,205     7.51%
                                                        --------------  ---------------

                                                        $    3,812,158  $     3,958,211     7.05%
                                                        ==============  ===============

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated based on contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their contractual maturities because of principal prepayments.

At December 31, 2002, U.S. Government securities with an amortized cost of approximately $956,319 and a carrying value of $1,005,579 were pledged as collateral for certain deposit accounts.

NOTE D - LOANS

Following is a summary of loans at December 31, 2002 and 2001:

                                                          2002                             2001
                                            ------------------------------   ---------------------------
                                                                Percent                        Percent
                                                Amount         of total          Amount        of total
                                            -------------    -------------   --------------  -----------
Real estate loans:
   One to four family residential           $  13,518,749           26.25%   $  17,663,710        40.24%
   Multi family residential                       532,317            1.03%               -            -%
   Commercial                                  18,383,652           35.69%      15,126,865        34.45%
   Construction                                 5,631,654           10.93%       1,239,892         2.82%
   Home equity lines of credit                  3,176,503            6.17%       1,752,413         3.99%
                                            -------------     ------------   -------------   -----------
     Total real estate loans                   41,242,875           80.07%      35,782,880        81.50%
                                            -------------     ------------   -------------   -----------
Other loans:
   Commercial and industrial                    5,034,601            9.77%       5,018,917        11.43%
   Consumer loans                               5,230,502           10.16%       3,104,162         7.07%
                                            -------------     ------------   -------------   -----------
     Total other loans                         10,265,103           19.93%       8,123,079        18.50%
                                            -------------     ------------   -------------   -----------

Total loans                                    51,507,978          100.00%      43,905,959       100.00%
                                                              ============                   ===========
     Less allowance for loan losses               672,000                          611,541
                                            -------------                    -------------

       Total loans, net                     $  50,835,978                    $  43,294,418
                                            =============                    =============

Loans are primarily made in Moore County, North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

At December 31, 2002, the Bank's impaired loans consisted of loans totaling $739,999 of which $64,000 were classified as nonaccrual. At December 31, 2001, the Bank's impaired loans consisted of loans totaling $910,000 of which $514,000 were classified as nonaccrual. Interest income that would have been recorded on nonaccrual loans for the year ended December 31, 2002, had they performed in accordance with their original terms, amounted to approximately $28,000. Interest income on all such loans included in the results of operations for 2002 amounted to approximately $18,000. Interest income that would have been recorded on nonaccrual loans for the year ended December 31, 2001, had they performed in accordance with their original terms, amounted to approximately $41,000. Interest income on all such loans included in the results of operations for 2001 amounted to approximately $5,000.

At December 31, 2002 and 2001, the Bank had pre-approved but unused lines of credit totaling $4,794,000 and $3,405,000, respectively. In management's opinion, these commitments represent no more than normal lending risk to the Bank and will be funded from normal sources of liquidity.

The Bank grants loans to directors of the Bank and their related interests. In the opinion of management such loans were made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors and executive officers or their related interests exceeding $250,000 are submitted to the Board of Directors for approval.

The following is a summary of loan activity with executive officers, directors and their related interests for the year ended December 31, 2002:

         Beginning balance                    $     925,873
         Borrowings                                  22,807
         Loan repayments                           (492,168)
                                              -------------

         Ending balance                       $     456,512
                                              =============

At December 31, 2002, the Bank had four pre-approved lines of credit to directors and their related interests, with available balances of $72,000. At December 31, 2001, the Bank had no pre-approved but unused lines of credit to directors and their related interests.

NOTE E - ALLOWANCE FOR LOAN LOSSES

The following is a summary of the changes in the allowance for loan losses for 2002 and 2001:

                                                  2002             2001
                                             -------------    --------------

         Beginning balance                   $     611,541    $      373,106
         Provision for loan losses                 389,946           238,435
         Charge-offs                              (329,487)                -
                                             -------------    --------------

         Ending balance                      $     672,000    $      611,541
                                             =============    ==============

For the year ended December 31, 2002, the Bank had $327,485 in commercial loan charge-offs and $2,002 in an individual loan charge-off.

Following is a summary of allocation of the allowance for loan losses to the indicated categories of loans and the percentage that all loans in each category bear to total loans outstanding:

                                                                  At December 31,
                                           ----------------------------------------------------------------
                                                        2002                             2001
                                           ------------------------------   -------------------------------
                                                             % of Total                        % of Total
                                               Amount           Loans           Amount            Loans
                                           -------------    -------------   --------------   --------------
     Real estate loans:
       One to four family residential      $      51,083            7.60%   $     177,424            40.24%
       Multi family residential                    3,973            0.59%               -                -%
       Commercial                                318,371           47.38%         219,869            34.45%
       Construction                               36,296            5.40%          12,399             2.82%
       Home equity lines of credit                95,627           14.23%          17,524             3.99%
     Commercial and industrial                   119,751           17.82%         111,293            11.43%
     Loans to individuals                         46,899            6.98%          29,732             7.07%
                                           -------------     ------------   -------------       -----------

           Total allocated                       672,000          100.00%         568,241           100.00%
                                                             ============                       ===========
     Unallocated                                       -                           43,300
                                           -------------                    -------------

               Total                       $     672,000                    $     611,541
                                           =============                    =============

NOTE F - BANK PREMISES AND EQUIPMENT

The following is a summary of bank premises and equipment at December 31:

                                                        2002          2001
                                                   -------------  -----------

         Leasehold improvements                    $     211,781  $   211,781
         Furniture and equipment                         710,609      687,756
         Construction in progress                          1,500       52,595
                                                   -------------  -----------
                                                         923,890      952,132
         Less accumulated depreciation                  (400,987)    (265,226)
                                                   -------------- -----------

         Total                                     $     522,903  $   686,906
                                                   =============  ===========

Depreciation and amortization amounting to $148,775 and $194,525 for the years ended December 31, 2002 and 2001, respectively, is included in occupancy and equipment expense.

During 2002, the Bank had entered into a letter of intent to lease a new branch facility in Olmsted Village West in Taylor Town, North Carolina, and exit the temporary branch lease in Olmsted Village located in Taylor Town, North Carolina. The Bank entered into two agreements for bank up-fit services for $82,000 and architecture fees of $5,000. Under the terms of the letter of intent, if the Bank does not fully consummate the lease transaction, the Bank is liable for architectures fees estimated at $25,000. At December 31, 2002, the Bank capitalized $1,500 in appraisal fees related to the new branch facility.

NOTE G - OPERATING LEASES

The Bank operates its banking facilities under lease agreements. The Southern Pines facility lease is for a period of five years with an unrelated party, with lease payments of $4,000 for the first month, $5,000 per month for each of the next three months, and $6,000 per month for the remaining fifty-six months. At the end of the initial five-year term, the Bank will have the option to renew this lease for an additional period of five years.

The Pinehurst office, which opened in January 2001, is a leased modular unit on property leased by the Bank from an unrelated party. The initial lease term for the property was for a period of one-year with lease payments of $2,700 per month. At the end of the initial one-year term, the Bank had the option to renew this lease on a month-to-month basis for four years. The modular unit is currently being leased on a month-to-month basis for $3,821 per month.

The Bank also leases its operations center on a month-to-month basis from a related party for $1,203 per month. The future minimum rental payments are as follows:

             Year ending
             December 31                                    Amount
             -----------                                    ------

                2003                                     $   72,000
                2004                                         24,000
                                                         ----------

                                                         $   96,000
                                                         ==========

Rent expense for 2002 and 2001 amounted to $164,580 and $160,010, respectively, and is included in occupancy and equipment expense.

NOTE H - DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $9,185,040 and $7,463,495, respectively. Interest expense on such deposits aggregated $356,041 and $143,736 in 2002 and 2001, respectively. At December 31, 2002, the scheduled maturities of time deposits are as follows:

                                                            December 31, 2002
                                              --------------------------------------------
                                                 Less than       $100,000
                                                 $100,000         or more        Total
                                              --------------- --------------  ------------
       Three months or less                   $    5,006,805  $    3,100,486  $ 8,107,291
       Over three months through one year         11,578,194       3,501,391   15,079,585
       Over one year through three years           6,188,387       2,583,163    8,771,550
                                              --------------  --------------  ------------

                                              $   22,773,386  $    9,185,040  $31,958,426
                                              ==============  ==============  ===========

NOTE I - FHLB ADVANCES

At December 31, 2002, the Bank had an available line of credit with the FHLB of $7,200,000, with $2,000,000 of advances outstanding. As of December 31, 2002, $2,000,000 was borrowed through a convertible advance with a 4.56% interest rate. This advance matures on May 10, 2006 and is subject to an early termination option. As of December 31, 2002 no advances were outstanding through the daily rate credit program, which is a variable rate program that matures on September 7, 2004. The Bank is required to pledge collateral to secure the advances as described in the line of credit agreements. The collateral consists of FHLB stock and qualifying 1-4 family residential mortgage loans.

NOTE J - INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2002 and 2001 are as follows:

                                                            2002        2001
                                                         ----------  ----------

   Current tax expense                                   $        -  $        -
   Deferred tax expense (benefit)                            58,000    (300,000)
                                                         ----------  ----------
      Provision for income tax expense (benefit)
         before adjustment to deferred tax asset
         valuation allowance                                 58,000    (300,000)
   Increase (decrease) in valuation allowance               (58,000)    300,000
                                                         ----------  ----------

      Net provision for income taxes                     $        -  $        -
                                                         ==========  ==========

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to loss before income taxes is summarized below:

                                                            2002         2001
                                                         ----------  ----------

   Tax computed at the statutory federal rate            $   49,000  $ (284,000)
   Increase (decrease) resulting from:
      State income taxes, net of federal tax effect          10,000     (29,000)
      Adjustment to deferred tax asset valuation
        allowance                                           (58,000)    300,000
      Other                                                  (1,000)     13,000
                                                         ----------  ----------

 Provision for income taxes                              $        -  $        -
                                                         ==========  ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2002 and 2001 are as follows:

                                                               2002               2001
                                                          --------------     --------------
   Deferred tax assets relating to:
      Allowance for loan losses                           $      183,000     $      186,000
      Pre-opening costs and expenses                             101,000            151,000
      Net operating loss carryforwards                           625,000            627,000
      Other                                                       51,000             49,000
                                                          --------------     --------------
         Total deferred tax assets                               960,000          1,013,000
         Less valuation allowance                               (932,000)          (990,000)
                                                          --------------     --------------

   Deferred tax assets net of valuation allowance                 28,000             23,000
                                                          --------------     --------------

   Deferred tax liabilities relating to:
      Fixed asset and equipment differences                      (10,000)            (6,000)
      Loan fees and costs                                        (18,000)           (17,000)
                                                          --------------     ---------------
         Total deferred tax liabilities                          (28,000)           (23,000)
                                                          --------------     --------------

   Net recorded deferred tax asset (liabilities)          $            -     $            -
                                                          ==============     ==============

The Bank has net operating loss carry forwards of approximately $1.6 million, expiring at various dates through 2022, which are available to offset future taxable income.

NOTE K - STOCK DIVIDEND

On June 18, 2002, the Bank effected a five-for-four stock split in the form of a 25% stock dividend for stockholders of record on June 25, 2002 and payable July 9, 2002. All per share computations reflect the effect of this stock dividend.

NOTE L - OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2002 and 2001 are as follows:

                                                                                        2002             2001
                                                                                   --------------   --------------
         Professional fees                                                         $      109,848   $       88,383
         Advertising and promotion                                                         78,586           79,447
         Data processing and other outsourced services                                    186,070          177,018
         Loss on disposal of assets and impairment of long lived assets                    71,975                -
         Stationary and supplies                                                           67,542           56,380
         Other                                                                            212,181          180,834
                                                                                   --------------   --------------

         Total                                                                     $      726,202   $      582,062
                                                                                   ==============   ==============

NOTE M - REGULATORY MATTERS

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure the bank's financial soundness.

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2002 and 2001 that the Bank meets all capital adequacy requirements to which it is subject, as set forth below:

                                                                                                        Minimum to be well
                                                                          Minimum for capital        capitalized under prompt
                                                     Actual                adequacy purposes       corrective action provisions
                                             ----------------------    ------------------------    ----------------------------
                                               Amount       Ratio        Amount         Ratio        Amount             Ratio
                                             ----------   ---------    ----------     ---------    ----------         ---------
December 31, 2002:
Total Capital (to Risk-Weighted Assets)      $    5,802      12.20%    $    3,805         8.00%    $    4,756            10.00%

Tier I Capital (to Risk-Weighted Assets)          5,207      10.95%         1,902         4.00%         2,854             6.00%

Tier I Capital (to Average Assets)                5,207       8.62%         2,417         4.00%         3,022             5.00%

December 31, 2001:
Total Capital (to Risk-Weighted Assets)      $    5,569      13.80%    $    3,229         8.00%    $    4,036            10.00%

Tier I Capital (to Risk-Weighted Assets)          5,063      12.54%         1,614         4.00%         2,422             6.00%

Tier I Capital (to Average Assets)                5,063      10.02%         2,021         4.00%         2,527             5.00%

Under North Carolina General Statute 53-2, state chartered banks must maintain at least a minimum level of paid in surplus as defined in that statute. Even though the Bank was well in compliance with the regulatory capital requirements set forth in the table above, the Bank was not in compliance with this General Statute as of December 31, 2001. Statute 53-2 requires that every state-chartered bank have a paid in surplus of a least fifty percent (50%) of the total par value of its common stock. On May 21, 2002, the par value of the common stock was reduced from $5.00 per share to $3.50 per share. The reduction in par value of common stock corrected the surplus shortfall. At December 31, 2002, the Bank's paid in surplus was $2,151,883, or 70.4% of the $3,055,014 aggregate par value of its common stock and $624,376 above the amount required under the statutes.

NOTE N - OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amount of the Bank's exposure to off-balance sheet credit risk as of December 31, 2002 is as follows:

        Financial instruments whose contract amounts represent credit risk:
          Undisbursed lines of credit                                            $  4,794,000
          Undisbursed portion of construction loans                                 3,208,000

NOTE O - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include the items presented in bold italics below. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

     The carrying amounts for cash and cash equivalents approximate fair value because of the short maturities of those instruments.

Investment Securities

     Fair value for investment securities equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

     For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Stock in Federal Home Loan Bank of Atlanta

     The fair value for FHLB stock approximates carrying value, based on the redemption provisions of the Federal Home Loan Bank.

Deposits

     The fair value of demand deposits, savings, money market and NOW accounts is the amount payable on demand at the reporting date. The fair value of time deposits and borrowings is estimated by discounting expected cash flows using the rates currently offered for instruments of similar remaining maturities.

Advances from Federal Home Loan Bank

     The fair value of these advances is based upon the discounted present value using current rates at which borrowings of similar maturity could be obtained.

Repurchase Agreements and Federal Funds Purchased

     The carrying amount for repurchase agreements and federal funds purchased approximates fair value because of the short maturities of those instruments.

Financial Instruments with Off-Balance Sheet Risk

     With regard to financial instruments with off-balance sheet risk discussed in Note N, it is not practicable to estimate the fair value of future financing commitments.

The carrying amounts and estimated fair values of the Bank's financial instruments, none of which are held for trading purposes, are as follows at December 31, 2002 and 2001:

                                                               2002                              2001
                                                   ----------------------------     ------------------------------
                                                     Carrying       Estimated         Carrying        Estimated
                                                      amount        fair value         amount         fair value
                                                   ------------    ------------     ------------     -------------
                                                                            (In thousands)
         Financial assets:
           Cash and due from banks                 $      1,218    $      1,218     $        817     $         817
           Interest-earning deposits
              with banks                                     10              10                -                 -
           Federal funds sold                             1,007           1,007                -                 -
           Investment securities available
              for sale                                    3,958           3,958            7,505             7,505
           Loans                                         50,836          51,335           43,294            43,294
           Stock in the Federal Home
             Loan Bank of Atlanta                           310             310              300               300

         Financial liabilities:
           Deposits                                $     49,958    $     49,531     $     52,157     $      52,157
           Federal funds purchased                            -               -              275               275
           Advances from the Federal
             Home Loan Bank                               2,000           1,881            4,500             4,500
           Repurchase agreements                            747             747              475               475


NOTE P - EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Plan

The Bank has a 401(k) Plan whereby substantially all employees participate in the Plan. The Bank makes matching contributions equal to 100 percent of the first three percent of an employee's compensation contributed to the Plan. The Bank also makes a non-elective contribution that is equal to three percent of an employee's compensation. Matching contributions vest to the employee equally over a five-year period. For 2002 and 2001, expense attributable to the Plan amounted to $51,608 and $43,332, respectively.

Stock Option Plans

During 2000 the Bank adopted, with stockholder approval, an Employee Incentive Stock Option Plan (the "Employee Plan") and a Director Nonstatutory Stock Option Plan (the "Director Plan"). Each plan makes available options to purchase 87,288 shares of the Bank's common stock for an aggregate number of common shares reserved for options of 174,576. The options granted under the Director Plan vested immediately at the time of grant, while the options granted under the Employee Plan vest over a four-year period. All unexercised options expire ten years after the date of grant. A summary of the Bank's option plans is as follows:

                                                        Outstanding Options               Exercisable Options
                                                   -----------------------------     -----------------------------
                                      Shares                          Weighted                          Weighted
                                     Available                         Average                           Average
                                    for Future        Number          Exercise          Number          Exercise
                                      Grants        Outstanding         Price         Outstanding         Price
                                  --------------   -------------     -----------     -------------     -----------
At December 31, 2000                      28,951         145,625     $      8.80            96,406     $      8.80

     Options granted/vesting                   -               -               -            16,407            8.80
     Options exercised                         -               -               -                 -               -
     Options forfeited                     7,500          (7,500)           8.80            (3,750)           8.80
                                  --------------   -------------     -----------     -------------     -----------

At December 31, 2001                      36,451         138,125     $      8.80           109,063     $      8.80

     Options granted/vesting             (12,500)         12,500            6.40            17,656            8.38
     Options exercised                         -               -               -                 -               -
     Options forfeited                     1,250          (1,250)           6.40            (1,250)           6.40
                                  --------------   -------------     -----------     -------------     -----------

At December 31, 2002                      25,201         149,375     $      8.62           125,469     $      8.76
                                  ==============   =============     ===========     =============     ===========

At December 31, 2002, the weighted average remaining life of the total options outstanding and of total exercisable options was 7.6 years. All options have exercise prices ranging from $6.40 to $8.80 per share.

The fair value of each option granted in 2002 was $1.56. There were no options granted in 2001. The fair value of options granted in 2002 was estimated on the date of grant using the Black-Scholes option pricing model, assuming a risk-free interest rate of 4.0%, a dividend yield of 0%, expected volatility of 0%, and an expected life of seven years.

Employment Agreements

The Bank has entered into employment agreements with its chief executive officer and chief credit officer to ensure a stable and competent management base. The agreements provide for a two-year term but, upon each anniversary, the agreements may be extended for an additional year so that the remaining term shall always be two years. The agreements provide for benefits as spelled out in the contract and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officer's right to receive certain vested rights, including compensation, for the remaining term of the agreement. In the event of a change in control of the Bank, as defined in the agreements, the acquirer will be bound to the terms of the contract for that period.

Termination Agreements

The Bank has entered into special termination agreements with three key employees that provide for severance pay benefits in the event of a change in control of the Bank that results in the termination of such employees or diminished compensation, duties or benefits within two years of a change in control. The employees covered under this agreement are entitled to a cash payment equal to either two or one times their annual compensation for income tax purposes for the most recent tax year prior to the change in control. The agreements are initially effective for a three-year period and are automatically extended annually for an additional year unless the Bank's Board of Directors takes specific action not to grant the automatic extension.

Item 8 -- Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None.

                                    PART III

Item 9 -- Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

     Directors

     The following tables lists the Bank's Class I and Class II Directors, their ages at December 31, 2002, and their principal occupations during the past five years. Other than Francis R. Quis, Jr., who was appointed to the Board in May 2000, and Stanley J. Bradshaw, who was appointed to the Board in December 2002, each person listed has served as a director of the Bank since its incorporation on December 30, 1999.

------------------------------------------------------------------------------------------------------------------------------------
Name and age                        Principal occupations during the past five years
------------------------------------------------------------------------------------------------------------------------------------
Class I Directors, elected at the 2001 Annual Meeting of Shareholders for a three-year term expiring in 2004:

James L. Boles, Jr., 41             Owner, Boles Funeral Home and Crematory, Inc., Southern Pines, N.C.

Kelly R. Miller, 43                 General Manager/Chief Operating Officer, Pine Needles Lodge and Golf Club, Southern Pines, N.C.

Francis R. Quis, Jr., 53            Owner, Quis Machinery, Inc., Southern Pines, N.C.

Kathleen A. Tuomala, 51             Chief Clinical Audiologist/Owner, Audiology of the Sandhills, Aberdeen, N.C.

Class II Directors, elected at the 2002 Annual Meeting of Shareholders for a three-year term expiring in 2005:

H. Wayne Haddock, 53                President/Owner, Pinehurst Homes Inc., Pinehurst, N.C. (residential construction company);
                                    President/Owner, Pinehurst Photography Inc., Pinehurst, North Carolina.

D. Wayne Peterson, 66               Retired in 1997; formerly, President, Sprint National Integrated Services.

Class II Director, appointed in December 2002, who must be elected at the next Annual Meeting of Shareholders:

Stanley J. Bradshaw, 45             Owner, Bradshaw Capital Management, LLC; Chairman, Bradshaw Charitable Foundation; Chairman, The
                                    Roosevelt Group, LLC; all of Pinehurst, NC.

Class III Directors, elected at the 2000 Annual Meeting of Shareholders for a three-year term expiring in 2003:

Patrick A. Corso, 52                President, Pinehurst, Inc. (resort operations and management), Pinehurst, North Carolina.

John H. Ketner, Jr., 61             President/Chief Executive Officer, Centennial Bank, Southern Pines, North Carolina since 1999;
                                    formerly, management consultant to various financial institutions and closely held family businesses (acted as consultant to Triangle Bancorp, Charlotte, N.C.; acted as interim President and Chief Executive Officer for Waccamaw Bank, Whiteville, N.C. 1998-99), Charlotte, North
                                    Carolina; prior to that, President and Chief Executive Officer, Bank of Mecklenburg, Charlotte,
                                    N.C.

W. Frankie Page, Jr., 49            Owner, W. Frankie Page, Jr., CPA, Inc. (certified public accountant), Pinehurst, N.C.

Director Relationships

     Board relationships. No director or principal officer is related to another director or principal officer.

     Other directorships. No director is a director of any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Principal Officers

     Other than John H. Ketner, Jr., President and Chief Executive Officer of the Bank, whose information appears above under the description of Class III Directors, the principal officers of the Bank and their ages at December 31, 2002 are:

     James F. Byrd, 41, is Senior Vice President and Senior Credit Officer joining the Bank in January 2000. Prior to that, Mr. Byrd was Moore County Executive and Senior Vice President in Moore County, North Carolina for Wachovia Bank, N.A., Winston-Salem, North Carolina.

     Julia Simmons, 34, has been the Chief Financial Officer of the Bank since December 2001. Prior to that, Ms. Simmons was Senior Audit Manager with Dixon Odom, PLLC, since October 2001. Prior to that, she was Senior Audit Manager with KPMG (independent public accountants) where her engagements were primarily in the banking industry.

Reports of Changes in Beneficial Ownership

     Directors and principal officers of the Bank are required by federal law to file reports with the Federal Deposit Insurance Corporation regarding the amount of and changes in their beneficial ownership of the Shares. To the Bank's knowledge, all such required reports have been timely filed other than the annual reports which were inadvertently filed late.

Item 10 -- Executive Compensation

Compensation

     The cash and cash equivalent compensation paid by the Bank during the fiscal year ended December 31, 2000 2001, and 2002 to the named executive officers is as follows:

                                     Summary Compensation Table
--------------------------------------------------------------------------------------------------

                                               Annual                  Long Term
                                            Compensation              Compensation
                                   -----------------------------      -------------

                                                          Other
Name                                                      Annual      Options/      All other
----                               Salary    Bonus        Comp.       SARS          Compensation
and Position               Year     ($)      ($)(1)       ($)(2)       (#)          ($)(3)
------------               ----    ------    --------     ------       ---          ------
John H. Ketner, Jr         2002    110,250     26,000      8,400           -0-       7,716
President and CEO          2001    105,000     30,000      8,400           -0-       5,650
                           2000     99,167        -0-      8,400        34,250       2,750

James F. Byrd              2002     94,608     13,500     18,520           -0-       6,368
Senior V.P.                2001     90,300     15,000      5,780           -0-       5,074
                           2000     84,071      5,000      6,006        17,500       2,365

(1) These amounts were paid during the period shown but earned for performance during the previous compensation year.
(2) The value of non-cash compensation paid to the officer did not exceed 10% of his cash compensation.
(3) Includes the Bank's contribution on behalf of the officer under the Bank's salary deferral plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

     Stock option grants. No options to purchase shares of the Common Stock were granted to the named executive officers during 2002.

     Total stock options held by named executive officers: The following table contains information with respect to stock options to purchase Shares held by the named executive officers during 2002.

---------------------------------------------------------------------------------------------------------------
                   Aggregated Option Exercises in 2002, and Option Values at December 31, 2002
---------------------------------------------------------------------------------------------------------------

                                                       Number of                    Value of unexercised
                      Shares                           unexercised options          in-the-money options
                      acquired          Value          at 12-31-02:                 at 12-31-02 (1):
Name                  on exercise (#)   realized ($)   Exercisable/Unexercisable    Exercisable/Unexercisable
---------------------------------------------------------------------------------------------------------------
John H. Ketner, Jr.   -0-               -0-            27,688      6,562            -0-         -0-

James F. Byrd         -0-               -0-            13,125      4,375            -0-         -0-
---------------------------------------------------------------------------------------------------------------

(1) Value represents the difference between the fair market value and the exercise price for the unexercised options at December 31, 2002.

Employment Agreements

     Terms of the agreements. The Bank is a party to employment contracts with John H. Ketner, Jr., President and Chief Executive Officer of the Bank, and James F. Byrd, Senior Vice President and Senior Credit Officer, effective November 15, 2000 (the "Employment Agreements"). The term of the Employment Agreements is two years. On each anniversary of the effective date of each Employment Agreement, the term of the Employment Agreement is automatically extended for an additional one-year period beyond the then-effective expiration date unless written notice from the Bank or the officer is received 90 days prior to the anniversary date, advising the other that the Employment Agreement shall not be further extended. No such notice has been given by any such party. In addition, each officer has the option to terminate the contract upon sixty days' written notice to the Bank.

     Under the Employment Agreements, each officer receives an annual cash salary, with annual adjustments and discretionary bonuses as determined by the Board.

     Change of control provisions. The Employment Agreements provides for certain payments to each officer upon any change of "control" of the Bank. "Control" is defined, under the Employment Agreements, to mean any of the following events:

         (i) After the effective date of the Employment Agreement, any "person" (as such term is defined in Section 7(j)(8)(A) of the Change in Bank Control Act of 1978), directly or indirectly, acquires beneficial ownership of voting stock, or acquires irrevocable proxies or any combination of voting stock and irrevocable proxies, representing twenty-five percent (25%) or more of any class of voting securities of the Bank, or acquires control of, in any manner, the election of a majority of the directors of the Bank; or

         (ii) The Bank consolidates or merges with or into another corporation, association or entity, or is otherwise reorganized, where the Bank is not the surviving corporation in such transaction; or

         (iii) All or substantially all of the assets of the Bank are sold or otherwise transferred to or are acquired by any other corporation, association or other person, entity or group.

     Upon any such change in control, each officer has the right to terminate his employment if he determines, in his sole discretion, that within 24 months after such change in control, he has not been assigned duties, responsibilities and status commensurate with his duties prior to such change of control, his salary has been reduced below the amount he would have received under the Agreement, his benefits have been reduced or eliminated, or he has been transferred to a location which is an unreasonable distance from his then current principal work location.

     Upon his termination of employment upon a change in control, whether voluntary or involuntary, the Bank has agreed to pay each officer an amount equal to two times his "base amount" as defined in Section 280G(b)(3) of the Internal Revenue Code. This compensation is payable, at each officer's option, either by lump sum or in 24 equal monthly installments. The Bank has the right, under the Agreement, to reduce any such payments as necessary under the Internal Revenue Code to avoid the imposition of excise taxes on each officer or the disallowance of a deduction to the Bank.

     Under the Merger Agreement with Crescent Financial Corporation, it is intended that Mr. Ketner's employment will be terminated and the change in control payments under his Employment Agreement with the Bank will be made, while Mr. Byrd has agreed to enter into an employment agreement with Crescent State Bank, the principal subsidiary of Crescent Financial Corporation, in exchange for forfeiting any and all rights Mr. Byrd may have under his Employment Agreement with the Bank.

Item 11 -- Security Ownership of Certain Beneficial Owners and Management

Security Ownership

     To the Bank's knowledge, as of the voting record date, no shareholder owned more than five percent of the Shares other than John H. Ketner, Jr., a director and President and CEO of the Bank. The following table sets forth certain information as to this shareholder:

Name and address of              Shares Currently         Percent of Shares
Shareholder                      Beneficially Owned       Beneficially Owned(1)
-----------                      ------------------       ---------------------

John H. Ketner, Jr.                    47,750                    5.3%
235 Olmstead Blvd.
Pinehurst, North Carolina 28374

(1) The ownership percentage reflected above is calculated based on the total of 872,861 Shares issued and outstanding at December 31, 2002, plus the number of shares of common stock that can be issued to that individual within 60 days of December 31, 2002 upon the exercise of stock options held by the individual.

     The following table shows, as of December 31, 2002, the number of Shares owned by each director and by all directors and principal officers of the Bank as a group:

--------------------------------------------------------------------------------
                                 Shares
                                 beneficially       Percent of
Beneficial owner                 owned (1)          the Shares owned (2)
--------------------------------------------------------------------------------

James L. Boles, Jr.                     12,801                  1.5%
--------------------------------------------------------------------------------

Patrick A. Corso                        14,249                  1.6%
--------------------------------------------------------------------------------

H. Wayne Haddock                        11,125                  1.3%
--------------------------------------------------------------------------------

Stanley J. Bradshaw                        250                    *
--------------------------------------------------------------------------------

John H. Ketner, Jr.                     47,750                  5.3%
--------------------------------------------------------------------------------

Kelly R. Miller                         13,250                  1.5%
--------------------------------------------------------------------------------

W. Frankie Page, Jr.                    14,250                  1.6%
--------------------------------------------------------------------------------

D. Wayne Peterson                       39,250                  4.5%
--------------------------------------------------------------------------------

Francis R. Quis, Jr.                    14,250                  1.6%
--------------------------------------------------------------------------------

Kathleen A. Tuomala                     11,875                  1.4%
--------------------------------------------------------------------------------

Directors and principal officers       195,800                 19.8%
as a group (12 persons)
--------------------------------------------------------------------------------

*     Owns less than 1% of the outstanding common stock.

(1) For each director listed above, this column includes the following number of shares of Common Stock capable of being issued within 60 days of December 31, 2002, upon the exercise of stock options held by the named individual: Boles - 8,000; Corso - 8,000; Haddock - 8,000; Ketner - 34,250; Miller - 8,000; Page - 8,000; Peterson - 8,000; Quis - 8,000;
      Tuomala - 8,000; and directors and principal officers as a group - 114,500 Shares. To the Bank's knowledge, each person has sole voting and investment power over the securities shown as beneficially owned by such person, except for the following Shares which the individual indicates that he or she shares voting and/or investment power: Haddock - 1,250 Shares; Ketner - 125 Shares; Miller - 3,750 Shares; Peterson - 18,750 Shares; Tuomala - 2,625 Shares; and directors and principal officers as a group - 26,500 Shares.

(2) The ownership percentages were calculated based on the total of 872,861 Shares issued and outstanding at December 31, 2002, plus the number of Shares that can be issued to that individual within 60 days of December 31, 2002 upon the exercise of stock options held by the individual. The ownership percentage of the group is based on the total Shares outstanding plus the number of Shares that can be issued to the entire group within 60 days of December 31, 2002 upon the exercise of all stock options held by the group.

Equity Compensation Plans

The following table sets forth equity compensation plan information at December 31, 2002.

                      Equity Compensation Plan Information

  ----------------------------------------------------------------------------- -----------------------------
                                                                                       Number of securities
                                 Number of securities                                 remaining available for
                                     to be issued            Weighted-average          future issuance under
                                   upon exercise of         exercise price of        equity compensation plans
                                 outstanding options,      outstanding options,        (excluding securities
    Plan Category                warrants and rights       warrants and rights        reflected in column(a))
    -------------                -------------------       -------------------        -----------------------
   -----------------------------------------------------------------------------------------------------------
                                          (a)                     (b)                          (c)
   -----------------------------------------------------------------------------------------------------------
    Equity compensation
    plans approved by
    security holders                   149,375                    $8.62                       25,200

   -----------------------------------------------------------------------------------------------------------
    Equity compensation
    plans not approved by
    security holders                      NA                       NA                           NA

   -----------------------------------------------------------------------------------------------------------
    Total                              149,375                    $8.62                       25,200
   -----------------------------------------------------------------------------------------------------------

A description of the Bank's equity compensation plans is presented in Note P to the accompanying financial statements.

Change in Control

     On March 12, 2003, the Bank entered into an agreement to be merged into Crescent State Bank, a subsidiary of Crescent Financial Corporation, Cary, North Carolina. The Merger Agreement, which has been approved by the directors of both companies, is subject to approval by federal and state banking authorities and the shareholders of both companies. It is anticipated that the transaction will be completed by the fourth quarter of 2003.

Item 12 -- Certain Relationships and Related Transactions

     The Bank expects to have banking transaction in the ordinary course of the Bank's business with directors, principal officers and their associates. All transactions with directors, principal officers and their associates are made in the ordinary course of the Bank's business, on substantially the same terms, including (in the case of loans) interest rates, collateral, and repayment terms, as those prevailing at the same time for other comparable transactions, and do not involve more than normal risks of collectibility or present other unfavorable features.

     At December 31, 2002, the aggregate outstanding amount of indebtedness, net of amounts participated by other banks, from all directors and principal officers (and their associates) as a group was $456,512 (which was also the date of the largest aggregate outstanding amount of indebtedness from all directors and principal officers as a group during 2002).

Item 13 -- Exhibits and Reports on Form 8-K.

(a) Exhibits

    NUMBER  DESCRIPTION
    3(i) Articles of Incorporation (incorporated by reference to Exhibit 3(i) from Registrant's Registration Statement on Form 10-SB filed in April 2000 [the "Registration Statement"].)
    3(ii) Bylaws (incorporated by reference to Exhibit 3(ii) from the Registration Statement.)
    4 Form of Stock Certificate (incorporated by reference to Exhibit 4 from the Registration Statement.)
    10.1 Lease Agreement for Southern Pines office (incorporated by reference to Exhibit 10A from the Registration Statement)
    10.2    2000 Incentive Stock Option Plan. (incorporated by reference to
            Exhibit 10B from the Registration Statement)
    10.3    2000 Nonstatutory Stock Option Plan. (incorporated by reference to
            Exhibit 10C from the Registration Statement)
    10.4 Employment Agreement with John H. Ketner, Jr. (incorporated by reference to Exhibit 10.4 from Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000)
    10.5 Employment Agreement with James F. Byrd (incorporated by reference to Exhibit 10.5 from Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000)
    10.6 Change of Control Agreement with Julia A. Simmons (incorporated by reference to Exhibit 10.6 from Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001)
    10.7    Merger Agreement with Crescent Financial Corporation

(b) Reports on Form 8-K

    The Bank did not file a Form 8K during the fourth quarter of 2002.

Signatures

    In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTENNIAL BANK

By:  /s/ John H. Ketner, Jr.                            Date:  March 17, 2003
    ----------------------------------------
     John H. Ketner, Jr.
     President and Chief Executive Officer

    In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     /s/ John H. Ketner, Jr.                            Date:  March 17, 2003
--------------------------------------------
John H. Ketner, Jr.
President, Chief Executive Officer, and
Director

     /s/ Julia A. Simmons                               Date:  March 18, 2003
--------------------------------------------
Julia A. Simmons
Chief Financial Officer
[principal financial and accounting officer]

     /s/ James L. Boles, Jr.                            Date:  March 26, 2003
--------------------------------------------
James L. Boles, Jr.
Director

     /s/ Stanley J. Bradshaw                            Date:  March 20, 2003
--------------------------------------------
Stanley J. Bradshaw
Director

     /s/ Patricia A. Corso                              Date:  March 26, 2003
--------------------------------------------
Patrick A. Corso
Director

     /s/ H. Wayne Haddock                               Date:  March 26, 2003
--------------------------------------------
H. Wayne Haddock
Director

____________________________________________            Date:  March _____, 2003
Kelly R. Miller
Director

     /s/ W. Frankie Page, Jr.                           Date:  March 26, 2003
--------------------------------------------
W. Frankie Page, Jr.
Director

     /s/ D. Wayne Peterson                              Date:  March 24, 2003
--------------------------------------------
D. Wayne Peterson
Director

     /s/ Francis R. Quis, Jr.                           Date:  March 21, 2003
--------------------------------------------
Francis R. Quis, Jr.
Director

     /s/ Kathleen A. Tuomala                            Date:  March 26, 2003
--------------------------------------------
Kathleen A. Tuomala
Director